Exhibit 2.14

AMENDMENT NO. 3
TO THE TRADEMARK LICENSE AGREEMENT
BY AND BETWEEN
HONEYWELL INTERNATIONAL INC.
AND RESIDEO TECHNOLOGIES, INC.

This Amendment No. 3 to the Trademark License Agreement dated October 19th, 2019, as amended (the “Agreement”), is entered into by and between Honeywell International Inc. (“Licensor”) and Resideo Technologies, Inc. (“Licensee”). This Amendment is effective as of May 12, 2021 (“Effective Date”).

RECITALS
WHEREAS, the Parties wish to amend the Agreement as provided herein; and
WHEREAS, it is the intent of the Parties that the Agreement remain in effect, except for the changes reflected in this Amendment.
NOW, THEREFORE, the Parties agree that the terms of the Agreement are amended as follows:
ARTICLE 1
AMENDMENTS
A.Section 1.9 is deleted in its entirety and replaced with the following:
1.9    "Licensed Product(s)" shall mean (i) any product identified in Attachment D that, as of the Distribution Date or in the six (6) months prior thereto, is or was manufactured by or for the Honeywell Group and marketed, sold or distributed by the SpinCo Business (the “Existing Products”) and (ii) any products that are manufactured by or for Licensee after the Distribution Date and are either (x) identical to the Existing Products or (y) constitute extensions or derivatives of Existing Products that are not materially different in functionality from the Existing Products. Licensed Products shall not include those products identified in Attachment E even if they could also fall within the definition of Existing Products or are covered by the foregoing clause (ii). The definition of Licensed Products shall also mean such other products as may be agreed to, via amendment, between the Parties from time to time. In addition, Resideo may initiate the deletion of any products from the definition of Licensed Products solely by providing Licensor with written notice of its intention to delete such products during the time period of July 1 through September 30 in any calendar year. To confirm deletion of such products from the definition of Licensed Products, Resideo must also provide Licensor with confirmed written notice of deletion of such products between January 1 and June 30 in the year following the notice of intention to delete. If confirmed notice is not provided during this time, then such products will not be deleted from Licensed Products. If confirmed notice is received by Licensor, then such products (“Deleted Products”) will be deleted as of twelve (12) months from the date of receipt of confirmed notice of deletion by Licensor. Notwithstanding the above, the products identified for deletion from Licensed Products in the January 19, 2021 letter from Resideo to Licensor will be deemed deleted as of July 19, 2021, but Licensee’s rights to such products will remain exclusive (subject to Section 4.9) until that date and Licensee must continue to pay Royalties on Net Sales of such products. Further, Licensee is relieved of the Guaranteed Sales Percentage obligations in Section 6.9 as of January 19, 2021, with respect only to the products identified for deletion from Licensed Products on that date.
B.Section 1.20 is hereby added to the Agreement as follows:

1.20“Amazon Licensed Products” means residential thermostats manufactured by Licensee and sold exclusively to Amazon.com, Inc. or its affiliates (“Amazon”) for distribution and sale by Amazon in connection with the Amazon trademark and logo.
C.Section 2.1(a) is deleted in its entirety and replaced with the following:
2.1(a)    each Licensee may use the Home Trademark (but no other intellectual property rights of Licensor) solely in connection with the manufacturing, advertising, sale and distribution of Licensed Products and Amazon Licensed Products, including in advertising and promotional materials for such Licensed Products and Amazon Licensed Products.
D.Section 2.5(c) is hereby added to the agreement as follows:
E.2.5(c)    Each Licensee may grant non-exclusive, non-transferable, non-sublicensable sublicenses solely within the scope of the licenses granted in Sections 2.1 to Amazon to use the Home Trademark solely in connection with the resale of Amazon Licensed Products purchased from such Licensee; provided that such Licensee enters into a written, signed agreement with Amazon which is also signed by Licensor ( “Amazon Sublicense”). The term for such sublicense to any Amazon Sublicensee will commence on the Effective Date for the Amazon Sublicense and continue until the two (2) years after expiration or termination of the corresponding supply or development agreement between Amazon and Licensee for such Amazon Licensed Products ("Amazon Term") unless such Amazon Sublicense pursuant to the terms of the Amazon Sublicense. At Licensor's reasonable written request, but no more than once per quarter during the Amazon Term (and any extension of the Amazon Term), Licensee must provide Licensor with good faith nonbinding sales forecasts for Amazon Licensed Products for the immediately following quarter.Upon a reasonable request by Licensor, Licensee will provide Licensor with reasonable data and explanations to substantiate the sales forecasts it reports. Licensee’s inability to provide the requested data will not be a breach of the Agreement.Section 2.6 is deleted in its entirety and replaced with the following:
2.6    Enforcement Against Licensed Parties. Without limiting Licensor’s remedies under this Agreement to enforce any breach of this Agreement directly against a Licensee that is not Resideo, Resideo shall be responsible and liable for any breach of this Agreement by any Licensee or Sublicensee or Amazon Sublicensee that is not Resideo or any breach of any authorized sublicensing agreement (pursuant to Sections 2.5(b) and (c)), or any infringement, misappropriation or other violation of the Licensed Trademarks, by any Sublicensee or Amazon Sublicensee.
F.All obligations and requirements of Licensee pertaining to the term “Licensed Products” will also apply equally to Licensee and Amazon Sublicensees with respect to Amazon Licensed Products in the following Articles and Sections (except that any Sublicensee will only have rights with respect to Licensed Products and any Amazon Sublicensee will only have rights with respect to Amazon Licensed Product): Sections 3.4, 3.6, 3.7, 3.8, 3.9, Article 4, Article 5, Article 6, Articles 9, 10, 11, 12, 13 and 14.
G.Attachment O is deleted in its entirety and replaced with Attachment O annexed hereto.

ARTICLE II

MISCELLANEOUS
H.This Amendment No 3 is integrated into the Agreement. Except as specifically amended hereby, all other provisions of the Agreement are hereby ratified, and the Agreement shall continue in full force and effect in accordance with its terms. Any existing or future reference to the Agreement shall be deemed to be a reference to the Agreement as modified by this Amendment.
I.Terms used herein not otherwise defined have the same meaning as defined in the Agreement.
J.This Amendment No. 3 may be executed simultaneously in one or more counterparts (including by facsimile or electronic .pdf submission and each facsimile or scanned signature shall be deemed a valid and binding signature of the executing Party), and by each Party in separate counterparts, each of which when executed shall be deemed to be an original, but all of which shall constitute one and the same agreement.
K.This Amendment shall be effective only after it is duly signed by both Parties and copies of the fully-signed Amendment are received by Licensor.

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 3 to the Agreement to be duly executed by their duly authorized officers, all as of the date and year first above written.

Resideo Technologies, Inc.

By:	/s/Susanne Haas
Name:	Susanne Haas
Title:	Chief Trademark Counsel

Honeywell International Inc.

By:	/s/David A. Cohen
Name:	David A. Cohen
Title:	Chief Trademark Counsel, Corporate IP

ATTACHMENT O
Royalties
Royalties means:
a.one and one-half percent (1.5%) of Net Sales of Licensed Products; and
b.three and one-half percent (3.5%) of Net Sales of Amazon Licensed Products;.

During the Amazon Term, Licensee will be required to meet Minimum Guaranteed Net Sales in connection with its sale of Amazon Licensed Products as follows:
1.Calendar Year 2024:
a.80% of Net Sales of Amazon Licensed Products during 2023.
2.Each Calendar Year thereafter:
a.80% of Minimum Guaranteed Net Sales of the prior Year Period.

For example, if Net Sales of Amazon Licensed Products were $25,000,000 in 2023, then the Minimum Guaranteed Net Sales for 2024 will be $20,000,000.

If the Net Sales of Amazon Licensed Products are below the Minimum Guaranteed Net Sales requirement in any Year Period, then Licensee must make an additional payment to Licensor, no later than 30 days after the end of such Year Period, in the amount of 2% of the difference between the Minimum Guaranteed Net Sales requirement and the actual Net Sales in such Year Period. Such payment is in addition to all Royalties owed during such Year Period. For example, if Net Sales of Amazon Licensed Products are $25,000,000 in 2023 and $19,000,000 in 2024, then the the Minimum Guaranteed Net Sales requirement will be $20,000,000 for 2024, and in addition to Royalties of $665,000 (3.5% of $19,000,000) owed to Licensor in 2024, Licensee also must make an additional payment to Licensor in the amount of $20,000 (2% of $1,000,000) by January 30, 2025. If Licensee fails to make any such additional required payment to Licensor by the deadline, then Licensor may immediately delete Section 2.5(c) from the Agreement upon notice to Licensee.
In the event that the Amazon Sublicense or the corresponding supply and development Agreement between Amazon and Licensee is terminated prior to the end of any Year Period, then the Minimum Guaranteed Sales requirement for such Year Period will be reduced to the pro rata portion of such minimums as of the date of termination (for example, if termination occurs on July 1, 2024, then the Minimum Guaranteed Net Sales requirement for 2024 will be 50% of the original requirement). All Minimum Net Sales requirements will be deleted in any Year Period that is after the year in which the Amazon Sublicense or the corresponding supply or development agreement between Amazon and Licensee is terminated.

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